UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)


Mitsubishi Tokyo Financial Group Inc.

Common

606816106

December 31, 2004

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  606816106
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

SunTrust Banks, Inc. as Parent Holding Company for SunTrust Bank
Holding Company, First Mercantile Trust Company and Trusco Capital Management, Inc. and as Parent Company for SunTrust Bank and in various fiduciary capacities. 58-1575035

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization
Georgia


Number of	5.  Sole Voting Power		 535,276.
Shares
Beneficially	6.  Shared Voting Power                0.
Owned by
Each		7.  Sole Dispositive Power	 458,185.
Reporting
Person With	8.  Shared Dispositive Power	       0.

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	535,276.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)
	0.0%

12.  Type of Reporting Person*
	HC / BK / IA




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Item 1.
(a) Name of Issuer:
Mitsubishi Tokyo Financial Group, Inc.
(b) Address of Issuer's Principal Executive Offices:
1251 AVENUE OF THE AMERICAS 14F
CF BTM PLANNING OFFICE ATTN. HORIKOSHI
NEW YORK NY 10020-1104

Item 2.
(a) Name of Person Filing:
SunTrust Banks, Inc. as Parent Holding Company for SunTrust Bank Holding Company as Parent Company for SunTrust Bank and in various fiduciary capacities
(b) Address of Principal Business Office or, if none, Residence:
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308
(c) Citizenship:
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Bank Holding Company is a Florida corporation; SunTrust Bank is a Georgia banking association
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
606816106

Item 3.	If this statement is filed pursuant to SS240.13d-1(b) or
240.13-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [X]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e) [X]	An investment adviser in accordance with
SS240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
SS240.13d-1(b)(1)(ii)(F);
(g) [X]	A parent holding company or control person in accordance with
SS240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with SS240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:				     535,276.
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote		     535,276.
(ii) Shared power to vote or to direct the vote		           0.
(iii) Sole power to dispose or to direct the disposition of  458,185.
(iv) Shared power to dispose or to direct the disposition of       0.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Various co-trustees share the power to direct receipt the of income including dividends as well as the proceeds from sale of securities.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company See Item 2 along with Exhibit A

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2005
Date

/s/  Victor Smith
Signature

Victor Smith / Senior Vice President
Name / Title




Exhibit A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.






SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308

March 7, 2005

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Mitsubishi Tokyo Financial Group, Inc. This amendment is being filed to correctly represent our holdings, previously computed using an incorrect number of outstanding shares of this CUSIP.

Please call the undersigned at (804) 782-5656 if you have any questions.

Sincerely,


/s/  Victor Smith
SunTrust Bank, Senior Vice President


Cc:	Mitsubishi Tokyo Financial Group, Inc.
	New York Stock Exchange